Exhibit 4.9

SUBJECT TO A SECURITY INTEREST IN FAVOR OF

WELLS FARGO BANK, NATIONAL ASSOCIATION,

AS COLLATERAL AGENT,

PURSUANT TO THE SECURITY AGREEMENT

REFERRED TO BELOW

INTERCOMPANY NOTE DUE 2015

$400,000,000.00	Atlantic City, New Jersey
August 6, 2010

For value received, MARINA DISTRICT DEVELOPMENT COMPANY, LLC, a New Jersey limited liability company (the “Maker”), unconditionally promises to pay to the order of MARINA DISTRICT FINANCE COMPANY, INC., a New Jersey corporation (“MDFC”), at its office located at One Borgata Way, Atlantic City, New Jersey 08401, the principal amount of FOUR HUNDRED MILLION DOLLARS ($400,000,000.00) (or such lesser amount as shall equal the principal amount unpaid under this Note) on October 15, 2015. In addition, Maker promises to pay interest on the principal amount outstanding under this note at 9 1/2% per annum from August 6, 2010 until maturity. The Maker will pay interest and Additional Interest (as defined in the Indenture, as defined below), if any, semi-annually in arrears on and April 15 and October 15 of each year, commencing on April 15, 2011 or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”). The Maker shall pay interest and Additional Interest, if any, on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it shall pay interest on overdue installments of interest from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Reference is made to that certain Indenture dated as of August 6, 2010 (as amended, supplemented, amended and restated or otherwise modified from time to time, the “Indenture”) among the Maker, MDFC and U.S. Bank National Association. Capitalized terms used herein without definition have the meanings assigned thereto in the Indenture. Pursuant to the Indenture, MDFC has issued 2015 Notes with a principal amount equal to the principal amount of this Note. In addition to payment of principal and interest as described above, the Maker further agrees to pay to MDFC all fees, charges and other amounts payable under the Indenture.

Payments of all amounts payable under this Note are to be made in immediately available funds and in lawful money of the United States of America.

The Maker may redeem or repurchase all or any portion of this Note at such times and subject to such conditions as are applicable to the 2015 Notes under the Indenture.

MDFC shall redeem or repurchase 2015 Notes under the Indenture on such dates and in such amounts as the Maker shall make any redemptions or repurchases hereunder.

This Note has been pledged by MDFC to U.S. Bank National Association pursuant to that certain Security Agreement dated as of even date herewith (as amended, supplemented, amended and restated or otherwise modified from time to time, the “Security Agreement”) made by the Maker and MDFC in favor of the Collateral Agent.

The Maker waives presentment, notice of dishonor, protest and any other notice or formality with respect to this Note.

1. Events of Default. An event of default (“Event of Default”) shall occur hereunder if any of the following shall take place:

(a) default in payment when due of principal of or premium, if any, on this Note when the same becomes due and payable at maturity, upon acceleration, required purchase or otherwise; or

(b) default for 30 days in the payment when due of interest (including Additional Interest, if any) on this Note; or

(c) there shall occur an Event of Default under the Indenture.

2. Remedies Upon Default. Upon the occurrence of any Event of Default:

(a) If any Event of Default described in Section 6.01(g) or (h) of the Indenture shall occur, the outstanding principal amount of this Note shall automatically be and become immediately due and payable without notice or demand.

(b) If any Event of Default (other than any Event of Default described in Section 6.01(g) or (h) of the Indenture) shall occur for any reason, whether voluntary or involuntary, and be continuing, MDFC may by notice to the Maker declare all or any portion of the outstanding principal amount of this Note and other obligations hereunder to be due and payable, whereupon the full unpaid amount of this Note and other obligations hereunder which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment.

(c) The Collateral Agent may exercise any and all rights it has pursuant to the Security Agreement and the other Security Documents.

3. Miscellaneous.

(a) Any provision of this Note which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Note or affecting the validity or enforceability of such provision in any other jurisdiction.

(b) No amendment, modification, supplement or waiver of any provision of this Note nor consent to departure by the Maker therefrom shall be effective unless the same shall be in writing and signed by the Maker and MDFC, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Any attempted amendment, modification, supplement or waiver in violation of this Section 3(b) shall be void ab initio.

(c) The various headings of this Note are inserted for convenience only and shall not affect the meaning or interpretation of this Note or any provisions hereof.

(d) THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS NOTE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

(e) This Note and the Security Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any and all prior agreements, written or oral, with respect thereto.

(f) Time is of the essence as to all times and dates set forth in or applicable to this Note with respect to all payments to be made by or on behalf of the Maker hereunder.

(g) No failure on the part of MDFC to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

(h) This Note shall be binding on the Maker and its successor and assigns and shall inure to the benefit of MDFC, the Collateral Agent, and their respective successors and assigns, except that the Maker may not delegate any of its obligations hereunder without the prior written consent of MDFC and the Collateral Agent.

(i) This Note shall not be transferred without the express prior approval of the New Jersey Casino Control Commission (“Commission”). Furthermore, in the event that MDFC is not found qualified by the Commission to hold an interest in this Note, the Maker reserves the right to redeem this note at a redemption price equal to the lesser of (1) the lowest closing sale price of the 2015 Notes on any trading day during the 120-day period ending on the date upon which MDFC shall have received notice from a Gaming Authority of MDFC’s disqualification or (2) the price at which MDFC acquired this Note, unless a different redemption price is required by such Gaming Authority, in which event such required price shall be the redemption price

MAKER:	MARINA DISTRICT DEVELOPMENT COMPANY, LLC, a New Jersey limited liability company

	By:	Marina District Development Holding Co., LLC, a New Jersey limited liability company
	Its:	Sole Member

		By:	Boyd Atlantic City, Inc., a New Jersey corporation
		Its:	Managing Member

			By:	/s/ Josh Hirsberg
			Name:	Josh Hirsberg
			Title:	Vice President

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